SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Enable Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

292480100

(CUSIP Number)

Dana C. O’Brien

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy, Inc. 74-0694415
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 54.0%
14	TYPE OF REPORTING PERSON HC; CO

*

Includes 139,704,916 Common Units resulting from the one-for-one conversion of all of the Partnership’s issued and outstanding Subordinated Units on August 30, 2017 upon the termination of the subordination period as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split. Does not include 14,520,000 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in the Partnership (the “Series A Preferred Units”). See the discussion in Item 4 in Amendment No. 2 on Schedule 13D/A filed on February 22, 2016 for more information regarding the Series A Preferred Units.

**

Based on the number of Common Units (433,068,427) issued and outstanding as set forth on the cover of the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2018.

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy Midstream, Inc. 83-1094103
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 54.0%
14	TYPE OF REPORTING PERSON CO

*

Includes 139,704,916 Common Units resulting from the one-for-one conversion of all of the Partnership’s issued and outstanding Subordinated Units on August 30, 2017 upon the termination of the subordination period as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split.

**

Based on the number of Common Units (433,068,427) issued and outstanding as set forth on the cover of the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2018.

Explanatory Note: This Amendment No. 9 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on June 9, 2014, as amended by Amendment No. 1 on Schedule 13D/A filed on February 1, 2016, Amendment No. 2 on Schedule 13D/A filed on February 22, 2016, Amendment No. 3 on Schedule 13D/A filed on July 21, 2016, Amendment No. 4 on Schedule 13D/A filed on November 30, 2016, Amendment No. 5 on Schedule 13D/A filed on July 18, 2017, Amendment No. 6 on Schedule 13D/A filed on August 4, 2017, Amendment No. 7 on Schedule 13D/A filed on August 30, 2017 and Amendment No. 8 on Schedule 13D/A filed on February 27, 2018 (as previously amended, the “Original Schedule 13D,” and as further amended by this Amendment, the “Schedule 13D/A”), with the Securities and Exchange Commission (the “Commission”) relating to the limited partner interests in Enable Midstream Partners, LP, a Delaware limited partnership (the “Issuer” or “Partnership”). Prior to this Amendment, the Original Schedule 13D was filed jointly by CenterPoint Energy, Inc., a Texas corporation (“CenterPoint”), and CenterPoint Energy Resources Corp., a Delaware corporation (“CERC”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 1.	Security and Issuer

This Item 1 shall be deemed to amend and restate Item 1 of the Original Schedule 13D in its entirety.

This Schedule 13D/A relates to the common units representing limited partner interests (the “Common Units”) of the Partnership. The Partnership’s principal executive office is at One Leadership Square, 211 North Robinson Avenue, Suite 150, Oklahoma City, Oklahoma 73102.

Upon the termination of the subordination period as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership attached hereto as Exhibit S (the “Fourth A&R Partnership Agreement”), the subordinated units (“Subordinated Units”) representing limited partner interests in the Partnership held by the Reporting Persons were converted into Common Units on a one-for-one basis as set forth in the Fourth A&R Partnership Agreement.

Item 2.	Identity and Background

This Item 2 shall be deemed to amend and restate Item 2 of the Original Schedule 13D in its entirety.

(a) This Schedule 13D/A is jointly filed pursuant to a Joint Filing Statement attached hereto as Exhibit L by and between (i) CenterPoint and (ii) CenterPoint Energy Midstream, Inc., a Delaware corporation (“CNP Midstream” and, together with CenterPoint, the “Reporting Persons”). CenterPoint is a publicly traded Texas corporation and is the sole stockholder of, and owns all of the equity interests in, CNP Midstream.

(b) The business address of the Reporting Persons and the Listed Persons (as defined below) is 1111 Louisiana, Houston, Texas 77002.

(c) The principal business of CenterPoint is the ownership and operation, directly or indirectly, of electric transmission and distribution facilities and natural gas distribution facilities and the ownership of interests in the Partnership. The principal business of CNP Midstream is the ownership of interests in the Partnership.

The name and present principal occupation of each director and executive officer of CenterPoint (the “CenterPoint Listed Persons”) are set forth on Exhibit A to this Schedule 13D/A, which is incorporated herein by reference. The name and present principal occupation of each director and executive officer of CNP Midstream (the “CNP Midstream Listed Persons”) are set forth on Exhibit A to this Schedule 13D/A, which is incorporated herein by reference. The CenterPoint Listed Persons and the CNP Midstream Listed Persons are collectively referred to as the “Listed Persons.”

(d) - (e) During the last five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Listed Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CenterPoint is a Texas corporation. CNP Midstream is a Delaware corporation and wholly owned subsidiary of CenterPoint. All Listed Persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 shall be deemed to amend and supplement Item 3 of the Original Schedule 13D as set forth below.

On September 4, 2018, CNP Midstream entered into a Contribution Agreement attached hereto as Exhibit X, by and between CERC and CNP Midstream, pursuant to which CERC contributed all of the Common Units held by CERC to CNP Midstream. Immediately following such contribution, CERC distributed all of its interest in CNP Midstream to Utility Holding, LLC, a Delaware limited liability company (“Utility Holding”), CERC’s sole stockholder and a wholly owned subsidiary of CenterPoint. Utility Holding then distributed all of its interest in CNP Midstream to CenterPoint, its sole member (collectively, such transactions, the “Internal Spin”). The contribution and distribution described above did not involve any purchase or sale of securities of the Partnership by the Reporting Persons.

Item 4.	Purposes of Transactions

This Item 4 shall be deemed to amend and supplement Item 4 of the Original Schedule 13D as set forth below.

The information provided or incorporated by reference in Item 3 above is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 of the Original Schedule 13D in its entirety.

(a)

•	CNP Midstream holds directly 233,856,623 Common Units, representing approximately 54.0% of the outstanding Common Units of the Partnership.

•

CenterPoint, as the sole stockholder of CNP Midstream, may, pursuant to Rule 13d-3, be deemed to beneficially own the 233,856,623 Common Units held of record by CNP Midstream, representing approximately 54.0% of the outstanding Common Units.

•

Through their ownership interest in the General Partner, CenterPoint and CNP Midstream may be deemed to beneficially own an interest in the General Partner’s non-economic general partner interest and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions).

•	In addition, as of the date of this report, certain of the Listed Persons beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
Milton Carroll	2,500		*
Susan O. Rheney	2,500		*
Phillip R. Smith	1,138		*
Peter S. Wareing	50,000	(1)	*
Tracy B. Bridge	238		*
Scott M. Prochazka	10,000		*
William D. Rogers	10,000		*

*	Less than 1% of the class beneficially owned.
(1)

Owned directly by Wareing and Company Ltd. of which the Listed Person is a general partner. The Listed Person disclaims beneficial ownership of the common units except to the extent of his pecuniary interest.

The percentages set forth in Item 5(a) are based on the number of Common Units (433,068,427) issued and outstanding as set forth on the cover of the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2018.

The Series A Preferred Units are not included in the calculation of the Reporting Persons’ beneficial ownership. See the discussion in Item 4 in Amendment No. 2 on Schedule 13D/A filed on February 22, 2016 for more information regarding the Series A Preferred Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Exhibit A to this Schedule 13D/A for additional information applicable to the Listed Persons. To the Reporting Persons’ knowledge, each of the Listed Persons listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him in Item 5(a).

(c) Except as otherwise described herein, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported on the cover pages of this Schedule 13D/A and in this Item 5. Except for the foregoing and the cash distributions described in the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership attached hereto as Exhibit W, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Prior to this Amendment, the Original Schedule 13D was filed jointly by CenterPoint and CERC. On September 4, 2018, CenterPoint, CERC, Utility Holding and CNP Midstream completed the Internal Spin, pursuant to which CNP Midstream, a wholly owned subsidiary of CenterPoint, became the sole record holder of the Common Units. As a result, the Joint Filing Statement between CenterPoint and CERC has been terminated, and CERC is no longer a reporting person under this Schedule 13D/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 shall be deemed to amend and supplement Item 6 of the Original Schedule 13D as set forth below.

The information provided or incorporated by reference in Item 3 and Item 4 above is hereby incorporated by reference herein.

In connection with the closing of the Internal Spin, on September 4, 2018, CNP Midstream entered into a Joinder Agreement attached as Exhibit Y hereto to the Registration Rights Agreement attached as Exhibit H hereto (“Registration Rights Agreement”), pursuant to which CNP Midstream agreed to be bound by and subject to the terms of the Registration Rights Agreement, and agreed to perform the covenants and obligations expressly contemplated by the Registration Rights Agreement to be performed by CERC or its permitted assignees.

In connection with the closing of the Internal Spin, on September 4, 2018, CNP Midstream entered into a Joinder Agreement attached as Exhibit Z hereto to the Third Amended and Restated Limited Liability Company Agreement of Enable GP, LLC attached as Exhibit V hereto (“GP LLC Agreement”), pursuant to which CNP Midstream agreed to be bound by and subject to the terms of the GP LLC Agreement, and agreed to perform the covenants and obligations expressly contemplated by the GP LLC Agreement to be performed by CERC or its subsidiary transferees.

In connection with the closing of the Internal Spin, on August 31, 2018, CNP Midstream and CERC executed and delivered a Notice Letter attached as Exhibit AA hereto (the “Notice Letter”), to the Partnership and the General Partner, pursuant to which, among other things, CNP Midstream and CERC provided notice of the Internal Spin, CERC provided notice of its election to transfer its right to designate Representatives (as defined in the Notice Letter) to CNP Midstream, and CNP Midstream elected to have individuals previously designated by CERC continue as its Representatives as of the closing of the Internal Spin.

The summaries contained herein of each joinder agreement and the Notice Letter do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are included as Exhibit Y, Exhibit Z and Exhibit AA, respectively, to this Schedule 13 D/A and are incorporated herein by reference.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Directors and Executive Officers of CenterPoint and CNP Midstream (filed herewith).

Exhibit B	Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit C	Master Formation Agreement dated as of March 14, 2013 by and among CenterPoint Energy, Inc., OGE Energy Corp., Bronco Midstream Holdings, LLC and Bronco Midstream Holdings II, LLC filed as Exhibit 2.1 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit D	Contribution Agreement, dated as of May 30, 2014 by and among CERC, CenterPoint Energy Southeastern Pipelines Holding, LLC and the Partnership (filed as Exhibit D to the Schedule 13D of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on June 9, 2014 and incorporated herein in its entirety by reference).

Exhibit E	Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CERC’s Quarterly Report on Form 10-Q (File No. 001-13265) filed with the Commission on November 12, 2013 and incorporated herein in its entirety by reference).

Exhibit F	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CenterPoint’s Current Report on Form 8-K (File No. 001-31447) filed with the Commission on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit G	Underwriting Agreement, dated as of April 10, 2014, by and among the Partnership, the General Partner, Enogex Holdings LLC and the underwriters named therein (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on April 16, 2014 and incorporated herein in its entirety by reference).

Exhibit H	Registration Rights Agreement dated as of May 1, 2013 by and among CenterPoint Energy Field Services LP, CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC, and Enogex Holdings LLC (filed as Exhibit 10.12 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit I	Indenture, dated as of May 27, 2014, between the Partnership and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit J	First Supplemental Indenture, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit K	Registration Rights Agreement, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and RBS Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, and RBC Capital Markets, LLC, as representatives of the initial purchasers (filed as Exhibit 4.3 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit L	Joint Filing Statement (filed herewith).

Exhibit M	Press release, dated as of January 29, 2016 (filed as Exhibit M to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit N	Press release, dated as of February 1, 2016 (filed as Exhibit N to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit O	Registration Rights Agreement, dated as of February 18, 2016 (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 19, 2016 and incorporated herein in its entirety by reference).

Exhibit P	Third Amended and Restated Agreement of Limited Partnership, dated as of February 18, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 19, 2016 and incorporated herein in its entirety by reference).

Exhibit Q	Purchase Agreement, dated as of January 28, 2016, by and between CenterPoint Energy, Inc. and Enable Midstream Partners, LP (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit R	Waiver Agreement by and among CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC and Enable GP, LLC (filed as Exhibit R to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 22, 2016 and incorporated herein in its entirety by reference).

Exhibit S	Fourth Amended and Restated Agreement of Limited Partnership, dated as of June 22, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on June 22, 2016 and incorporated herein in its entirety by reference).

Exhibit T	Form of Lock-Up Letter (included as Exhibit C to the Underwriting Agreement, dated as of November 22, 2016, by and among the Partnership, Enogex Holdings LLC and the underwriters named therein, filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on November 29, 2016 and incorporated herein in its entirety by reference).

Exhibit U	Waiver Agreement, dated as of November 29, 2016, by and among CenterPoint Energy Resources Corp. and OGE Enogex Holdings LLC (filed as Exhibit A to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on November 30, 2016 and incorporated herein in its entirety by reference).

Exhibit V	Third Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CenterPoint’s Current Report on Form 8-K (File No. 001-31447) filed with the Commission on June 24, 2016 and incorporated herein in its entirety by reference).

Exhibit W	Fifth Amended and Restated Agreement of Limited Partnership, dated as of November 14, 2017 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on November 15, 2017 and incorporated herein in its entirety by reference).

Exhibit X	Contribution Agreement, dated as of September 4, 2018, by and between CERC and CNP Midstream (filed herewith).

Exhibit Y	Joinder Agreement, dated as of September 4, 2018, executed by CNP Midstream (filed herewith).

Exhibit Z	Joinder Agreement, dated as of September 4, 2018, executed by CNP Midstream (filed herewith).

Exhibit AA	Notice Letter, dated as of August 31, 2018, executed by CNP Midstream and CERC (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2018

CENTERPOINT ENERGY, INC.		CENTERPOINT ENERGY MIDSTREAM, INC.

By:	/s/ Dana C. O’Brien	By:	/s/ Dana C. O’Brien
Name:	Dana C. O’Brien	Name:	Dana C. O’Brien
Title:	Senior Vice President and General Counsel	Title:	Senior Vice President and General Counsel